

Mail Stop 4720

October 29, 2015

Via E-mail
Jonathan S. Mothner, Esq.
General Counsel
Synchrony Financial
777 Long Ridge Road
Stamford, CT 06902

> **Re:** **Synchrony Financial**
> **Registration Statement on Form S-4**
> **Filed October 19, 2015**
> **File No. 333-207479**

Dear Mr. Mothner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that if the offer is not fully subscribed, GE will conduct a distribution of its remaining shares of Synchrony common stock through a special dividend to all GE shareholders on a pro rata basis or, alternatively, one or more additional exchange offers or exchanges of all of its remaining shares of Synchrony common stock for GE common stock, in any case, within 12 months of the closing of the exchange offer. We also note that throughout the prospectus you refer to the split-off and the pro rata spin-off as part of the same transaction. Please revise the relevant aspects of the registration statement to clearly state that any spin-off transaction following the exchange offer would be covered by a separate registration statement.

2.   Please tell us whether the dealer managers will enter into a dealer manager agreement and whether you intend to file it as an exhibit to the registration statement.

Prospectus Cover Page

3.   Please revise your prospectus cover page to disclose that GE may decide not to complete the exchange offer if the number of shares of GE common stock tendered is less than a minimum amount, representing 90% of GE's equity ownership in Synchrony as of October 16, 2015.

Questions and Answers about the Exchange Offer, page 1

Will I receive any fractional shares of Synchrony common stock in the exchange offer, page 5

4.   Please revise to disclose the total amount of cash payable by GE in lieu of fractional shares.

Agreements Between GE and Synchrony and Other Related Party Transactions, page 67

5.   Please revise this section to clarify which arrangements will continue following the completion of the exchange offer, and which will terminate. Specifically:

- Clarify whether the contractual rights granted to GE under the Master Agreement, with the effect of discouraging, among other things, takeover attempts, will continue or terminate upon the completion of the exchange offer. In this regard, we note the "Applicable laws and regulations…" risk-factor disclosure on page 28.
- With respect to the arrangements that will continue until the GE SLHC Deregistration, clarify the timing of the GE SLHC Deregistration vis-à-vis the completion of the exchange offer. In this regard, we note your disclosure on page 7 that GE expects the Federal Reserve Board to act on its application in due course following the completion of the exchange offer but cannot predict the timing of the Federal Reserve Board's action.
- With respect to the arrangements that will continue until GE ceases to own a certain percentage of Synchrony's outstanding common stock, clarify the applicability of the threshold ownership provisions following the completion of the exchange offer.
- Clarify the applicability of Synchrony Bank's Operating Agreement with the OCC following the completion of the exchange offer, as well as the obligations of GECC and GECFI under the Capital Assurance and Liquidity Maintenance Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Jaclyn L. Cohen, Esq.
         Weil, Gotshal & Manges LLP